# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agrify Corporation, CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2220 Hicks Road, Suite 210, Rolling Meadows, Illinois (IL), 60008
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0002043397
Persons authorized to receive notices and communications: Bret Kravitz, 325 West Huron Street, Suite 700, Chicago, Illinois (IL), 60654, 312.471.6720

## Reporting persons
- RSLGH, LLC (CIK 0002043397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,201,634; sole dispositive power 0; shared dispositive power 8,201,634; aggregate amount beneficially owned 8,201,634 (49.99% of the class)
  Comment: This amount includes (a) 25,000 shares of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH, LLC ("RSLGH") and Agrify Corporation (the "Company") dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- WELLNESS MGMT, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,201,634; sole dispositive power 0; shared dispositive power 8,201,634; aggregate amount beneficially owned 8,201,634 (49.99% of the class)
  Comment: This amount includes (a) 25,000 of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- FOR SUCCESS HOLDING COMPANY: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,201,634; sole dispositive power 0; shared dispositive power 8,201,634; aggregate amount beneficially owned 8,201,634 (49.99% of the class)
  Comment: This amount includes (a) 25,000 of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (c) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (d) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (e) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (f) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- VCP23, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,201,634; sole dispositive power 0; shared dispositive power 8,201,634; aggregate amount beneficially owned 8,201,634 (49.99% of the class)
  Comment: This amount includes (a) of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (c) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (d) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (e) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (f) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- GTI23, INC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,201,634; sole dispositive power 0; shared dispositive power 8,201,634; aggregate amount beneficially owned 8,201,634 (49.99% of the class)
  Comment: This amount includes (a) 25,000 shares of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- GREEN THUMB INDUSTRIES INC. (CIK 0001795139): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 0; shared voting power 8,201,634; sole dispositive power 0; shared dispositive power 8,201,634; aggregate amount beneficially owned 8,201,634 (49.99% of the class)
  Comment: This amount includes (a) of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c)666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; () 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agrify Corporation
Address of issuer's principal executive offices: 2220 Hicks Road, Suite 210, Rolling Meadows, Illinois (IL), 60008
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No. 3 to the statement on Schedule 13D ("Amendment No. 3") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on November 13, 2024 and as amended by Amendment No. 1 thereto on December 16, 2024 and Amendment No. 2 thereto on May 22, 2025 (as amended, the "Schedule 13D"), and relates to the shares of common stock, par value $0.001 ("Common Stock") of Agrify Corporation (the "Company" or the "Issuer") beneficially owned by (1) RSLGH, LLC, a Delaware limited liability company ("RSLGH"); (2) Wellness Mgmt, LLC, a California limited liability company and the sole member of RSLGH ("Wellness Mgmt"); (3) For Success Holding Company, a Delaware corporation and the sole member of Wellness Mgmt ("For Success Holding"); (4) VCP23, LLC, a Delaware limited liability company and the sole shareholder of For Success Holding ("VCP23"); (5) GTI23, Inc., a Delaware corporation and the sole member of VCP23 ("GTI23"); and (6) Green Thumb Industries Inc., a British Columbia corporation and the sole shareholder of GTI23 ("GTI" or "Green Thumb") (RSLGH, Wellness Mgmt, For Success Holding, VCP23, GTI23 and GTI, collectively, the "Reporting Persons").

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 8,201,634 shares of Common Stock of the Company. RSLGH purchased 25,000 shares of Common Stock on May 27, 2025 at $25.00 per share. RLSGH purchased 6,200 shares of Common Stock on May 28, 2025 at an average price of $25.66 per share, which shares were purchased in multiple transactions at prices ranging from $25.50 to $26.00, inclusive. RLSGH purchased 1,100 shares of Common Stock on May 28, 2025 at an average price of $27.07 per share, which shares were purchased in multiple transactions at prices ranging from $27.00 to $27.75, inclusive. The purchase price was paid out of the working capital of Green Thumb.

As of the date of this filing, the Reporting Persons have no margin or other loans outstanding secured by Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

On May 27, 2025, RSLGH purchased 25,000 shares of Common Stock. On May 28, 2025, RSLGH purchased 7,300 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon approximately 1,975,068 shares of Common Stock outstanding as of May 27, 2025. As of the date hereof, each Reporting Person may be deemed to beneficially own 49.99% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Because Wellness Mgmt is the sole member of RSLGH, For Success Holding is the sole member of Wellness Mgmt, VCP23 is the sole shareholder of For Success Holding, GTI23 is the sole member of VCP23, and GTI is the sole shareholder of GTI23 (collectively, other than RSLGH, the "GTI Parties"), the GTI Parties are deemed to share the voting and dispositive power over the 8,201,634 shares of Common Stock directly beneficially owned by RSLGH.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above, including Item 4 of the Schedule 13D. As set forth in Item 3 above, RSLGH purchased 25,000 shares of Common Stock on May 27, 2025 at $25.00 per share. RLSGH purchased 6,200 shares of Common Stock on May 28, 2025 at an average price of $25.66 per share, which shares were purchased in multiple transactions at prices ranging from $25.50 to $26.00, inclusive. RLSGH purchased 1,100 shares of Common Stock on May 28, 2025 at an average price of $27.07 per share, which shares were purchased in multiple transactions at prices ranging from $27.00 to $27.75, inclusive. The Reporting Persons hereby undertake to provide to the staff of the Securities Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within such ranges.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above and in the Schedule 13D, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement - https://www.sec.gov/Archives/edgar/data/1800637/000121390025047011/ea024332701ex99-1_agrify.htm
99.2 - Purchase Agreement dated November 5, 2024 -https://www.sec.gov/Archives/edgar/data/1800637/000121390024097577/ea022100501ex99-2_agrify.htm
99.3 - Secured Convertible Note dated November 5, 2024 -https://www.sec.gov/Archives/edgar/data/1800637/000121390024094613/ea022010001ex4-1_agrify.htm
99.4 - Purchase Agreement dated December 12, 2024 -https://www.sec.gov/Archives/edgar/data/1800637/000121390024109041/ea022484801ex99-4_agrify.htm
99.5 - Form of Secured Convertible Note dated May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-2_agrify.htm
99.6 - Form of Pre-Funded Common Stock Purchase Warrant -https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-1_agrify.htm
99.7 - Amendment and Waiver to Secured Convertible Note dated May 8, 2025 - sec.gov/Archives/edgar/data/1800637/000121390025041201/ea023943501ex4-1_agrify.htm
99.8 - Second Amendment to Secured Convertible Note, dated May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-3_agrify.htm
99.9 - Purchase Agreement, dated May 20, 2025, by and between VCP IP Holdings, LLC and Agrify Corporation - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-1_agrify.htm
99.10 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between MC Brands LLC and GTI Core, LLC -https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-2_agrify.htm
99.11 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between For Success Holding Company and Core Growth, LLC https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-3_agrify.htm
99.12 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between VCP IP Holdings, LLC and Core Growth, LLC https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-4_agrify.htm
99.13 - Amended and Restated Shared Services Agreement, dated May 22, 2025, by and between Agrify Corporation and Vision Management Services, LLC - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-5_agrify.htm
99.14 - Current Report on Form 8-K dated May 20, 2025 as filed on May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea0243186-8k_agrify.htm

## Signatures
- RSLGH, LLC: /s/ Bret Kravitz, Bret Kravitz/Corporate Secretary (05/29/2025)
- WELLNESS MGMT, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Authorized Signatory (05/29/2025)
- FOR SUCCESS HOLDING COMPANY: /s/ Benjamin Kovler, Benjamin Kovler/CEO & President (05/29/2025)
- VCP23, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Manager (05/29/2025)
- GTI23, INC.: /s/ Benjamin Kovler, Benjamin Kovler/Director & Authorized Signatory (05/29/2025)
- GREEN THUMB INDUSTRIES INC.: /s/ Benjamin Kovler, Benjamin Kovler/Chairman and Chief Executive Officer (05/29/2025)